UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2nd, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
#1. – Relevant fact dated on April 2, 2003	Board of Directors Chairman’s speech given to the General Ordinary Shareholders’ Meeting of Terra Networks S.A., held on April 2, 2003

#2. – Relevant fact dated on April 2, 2003	Resolutions approved by the General Shareholder´s Meeting of Terra Networks S.A., held on April 2, 2003

ITEM Nº 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

RELEVANT FACT

It is attached hereto the text of the speech given by the Chairman of the Board of Directors of Terra Networks S.A, Mr. Joaquim Agut Bonsfils, to the General Ordinary Shareholders’ Meeting of Terra Networks S.A. held at “Moll de Barcelona s/n”, (“World Trade Center”), 08039 Barcelona, on 2nd April 2003, at 12.00 hours, on second call.

Madrid, April 2, 2003

José Francisco Mateu Isturiz
Secretary to the Board of Directors of Terra Networks, S.A.

MR. AGUT’S SPEECH FOR TERRA LYCOS’ GENERAL

SHAREHOLDERS’ MEETING

Barcelona, 02.04.03

Bon día (… … …)

Good morning ladies and gentlemen.

Once again, I have the honour of informing you all about Terra Lycos’ performance over the previous year. Over the next few minutes I shall outline the key initiatives and aspects of your Company in 2002 and the outlook for the future.

Last year, many analysts predicted the recovery of the global economy but instead the recession has continued and in fact worsened due to the uncertainty over conflict in the Middle East. This uncertainty caused the already pessimistic global economic growth forecasts in many countries to be reduced further still on several occasions during 2002.

In addition, significant imbalances in the US economy, the rigidity of European markets and structural problems in Japan impacted weaker economies. Latin American economies, especially Argentina and Brazil, were subject to significant pressure last year for several different reasons. All this has caused local currencies in all those countries in which Terra Lycos operates to lose value against the euro, except of course Spain. This has had a significant impact on our balance sheet, because, as we shall see later, 72% of our revenue is generated in non-euro currencies.

This insecurity and uncertainty, worse even than last year’s, has been felt in all sectors of the economy and especially in the new technologies whose relative newness and need for consolidation made them vulnerable. This led to a smaller corporate advertising spend which directly impacts our revenues. Spending in this respect was much lower than originally predicted, and in our case was aggravated given the markets in which we operate.

Against this justifiably pessimistic backdrop, and after two disastrous years for the sector with numerous closures and bankruptcies, probably due to previous excessive expansion, last year saw the consolidation of several companies.

A comparison of the wide range of business models, geographical circumstances and strategic options in the sector with our own position and results only serves to underline Terra Lycos’ sound track record, which has been based on contrasting principles and professional management models, and the main objective of which is to obtain profitability built upon solid growth in revenues, something which can only be achieved through a decisive commercial policy of customer satisfaction, and all of this without ever forgetting one of our major competitive advantages: our global business concept.

Terra Lycos has weathered the storm by consolidating the two-pronged strategy I explained to you in detail last year. Firstly, the traditional internet business where, in addition to visiting our portals, we encourage users to use the access we provide and subscribe to our added-value products be they communication services or premium content. The second pillar of our strategy refers to the use of internet as a retail channel for selling products and services. We worked on both pillars of our strategy over last year.

As regards the traditional internet business, I can tell you that our main aim remains customer satisfaction, a key aspect which should, firstly, result in migration from free to paid services, secondly, increase the audience for our portals, benefiting both Terra Lycos and our advertisers, and thirdly, help us to continue to sell new products to both current and future customers. In 2003 we shall place special emphasis on continuing to grow in this respect.

As I was saying, customers and satisfying their requirements are the key factors for future business sustainability, especially in a sector like ours where, until very recently, the concept of “customer” did not exist just, at best, the concept of “user”.

For this reason, in 2002, Terra Lycos continued to develop the “OBP” (“Open”, “Basic”, based on subscription, and “Premium”, maximum added-value products and services) model which as I explained last year consists of providing a range of basic products and services open to all internet users, complemented by added-value services and content which users are prepared to pay for and so become our customers.

The firm commitment to this model meant we ended 2002 with a total of 5,900,000 OBP access and services users, of which 3,100,000 are pay subscribers to access, communications and portal services. This figure represents an 88% increase on 2001 with the OBP model recording growth of 379% in the residential and corporate segment and 7% in access provision. This satisfactory transformation of the Company into one which charges for more and more of its services, is reflected by the fact that 53% of our total portfolio of subscribers are customers making recurring payments for some kind of added-value service additional to access.

I would also like to remind you that Terra was the first company to launch multimedia content on the Spanish market with a highly interactive component designed especially for broadband users. As a result of this kind of initiative, the

Company ended 2002 with 378,000 broadband customers, 62% more than at the end of 2001.

Broadband customers buy more, pay more, are more willing to subscribe to new services and, in the end, make it easier for us to achieve our goals. Narrow band customers are also very important. Not only do more than a million of them pay us a monthly subscription fee but also they are potential broadband customers.

However, access is not just the main pay service but also, as our experience throughout the world shows, its customers subscribe to increasingly sophisticated solutions, with higher added value, which represent the very essence of OBP.

I will give you some examples such as the launch in Brazil of our premium e-mail including filters which protect against viruses and spam and which already has 480,000 customers; a virtual photo album launched in Brazil and Spain which stores and organises digital photos in internet which can be shared with whosoever the owner wishes; subscriptions to the Tripod Plus and Angelfire Plus personal webpage services, which enable users to quickly and easily create and store their own webpages on the internet, and which have grown significantly despite some saying that nobody would ever pay for this type of product; or our search engine’s new “premium” services such as Lycos InSite and Lycos InSite Pro, which enable users to include their webpages on the Lycos Web index, one of the world’s most powerful search engines, in record time.

Also, within the profitable growth framework established for the Company as a whole, Terra Biz is the area involved in developing internet as a retail channel, the second pillar of our strategy which I have just mentioned where the main aim is to generate purchase and sale transactions.

Terra Biz is responsible for developing new businesses by bringing together our audience and the infrastructure and experience of strategic partners who are leading players in the various sectors in which we want to operate. With this goal in mind, we have developed vertical portals in those areas in which users show greatest interest and in which there are the greatest opportunities to charge for products and services, such as finance, travel, cars, food, games and education.

After having been in operation for some time, these vertical portals are achieving varying degrees of maturity and success, partly due to the economic situation and the state of e-commerce in the countries where they are present. Let me tell you about the most significant cases.

In 2002, we refocused some projects, such as Rumbo and One Travel, travel portals developed in conjunction with Amadeus, world leader in online bookings technology. Our experience in the travel sector is very positive: Rumbo is Spain’s leading online travel agency and, after Iberia, the entity which sells most flight tickets through the internet, over 10 thousand in March of this year. In 2002, One Travel became one of the US’s top ten online travel agencies.

Along the same lines, Terra developed the internet’s most extensive food channel, Terra Alimentación, which, among other things, enables the 3 million 275 thousand people who regularly visit the Terra España portal to quickly and easily buy over 20,000 products in the El Corte Inglés supermarket and access exhaustive information on gastronomy and food. This new Channel is part of the co-operation protocol recently signed by Terra, the Spanish Agriculture, Fisheries and Food Ministry, and the National Wholesale Markets Company (MERCASA). Ebro Puleva, Spain’s leading food sector group, also takes part in this project.

Also, in April 2002, we unveiled Educaterra, a vertical portal for online education and training which provides more than 5,000 study hours of e-learning content and services Educaterra was created with the Spanish-speaking world on the other side of the Atlantic in mind, including the Spanish-speaking market in the US. The new portal, aimed at the residential market, learning institutions and companies, provides pay services and content including online training courses in several areas, such as business schools, telecommunications, languages, ofimatics and chess, in addition to educational games and activities. In addition, in line with the aim of our OBP model’s goal of attracting new users and enlarging our potential customer base, free-to-air courses are available to users without charge, as is a wide range of information of great educational interest.

Turning to the finance portal, our e-bank, Uno-e, has been merged with BBVA’s consumer financing area BBVA Financia. This merger of two projects with alternative distribution channels, heavy investment in technology and complementary products will generate significant synergies.

The new project, Uno-e Finanzas Personales, will additionally develop a new business line we are calling “Associated Banking” which consists of selling third-party financial products and services. This business will reduce customer capture costs for Uno-e, provide financial equilibrium and means the project will become profitable ahead of schedule.

As I am sure you are well aware, there are other vertical portals which have achieved great success and importance; I am sure you have heard of Invertia, Quote.com, Matchmaker, etc., and although I am sure you understand that I am unable to talk about each of these today, I can assure you that they all seek the same profitable growth targets I have been referring to.

Now, ladies and gentlemen, allow me to explain in detail Terra Lycos’ financial results for 2002. Despite the difficult macroeconomic backdrop I have described, in general profitability continued to improve. The company closed the year with revenue of €622 million, this item having grown quarter after quarter, in terms of the average 2002 exchange rate.

Stripping out the exchange rate effect, revenue was in line with the previous year’s at €692 million.

However, as I mentioned at the beginning of my speech, Terra Lycos suffered greatly throughout 2002 from the devaluation against the euro of all the local currencies in the countries where the Company operates, with the logical exception of Spain. The devaluation of these currencies accounted for a difference of €70 million over the year, compared to 2001.

Nevertheless, thanks to our efforts at development and growth in profitable segments, we have significantly increased our revenue in local currency in all the markets where we operate with the exception of the US. In local currency terms, the Company’s revenue rose by 53% in Brazil, 24% in Chile, 22% in Spain and by 8% in Mexico. Moreover, all this growth was accompanied by large increases in customer numbers.

As I mentioned previously, revenues were obtained whilst following a strict strategic principal: steering our business towards customers, with an eye on the most profitable segments. This led to significant progress in the diversification of our revenue base.

Specifically, we no longer only talk of access or advertising revenues, as we did at past shareholders’ meeting, but more and more of revenues from other items, such as subscriptions to communications and portal services for residential users, consultancy services, one-stop marketing solutions, and services for professionals and SMEs.

This represents a significant qualitative change, which, at the same time, has positive consequences for our P&L. We strive to obtain both traditional advertising and access revenues, as well as revenues from customer subscriptions to premium or value-added products.

I am proud to say we were pioneers in these initiatives, but what fills me with even greater satisfaction is how well this strategy has contributed to our earnings performance. Paid customers, who generate recurring income for the group, now represent 53% of our total subscriber base.

While these figures are highly encouraging, more important still is the source of these revenues, which underscores the transformation of Terra Lycos’ business model. This transformation is illustrated by the fact that 45% of revenues in 2002 came from advertising and e-commerce, 35% from access subscriptions, 11% from communications services and portal subscriptions, and the remaining 9% from other sources outside the residential segment, including corporate and SME services, which are taking on an increasingly important role within the Company.

I can hardly stress enough the importance of gradually substituting more cyclical, less recurring and (presently) declining revenues, such as those from advertising, with new, higher quality and recurring revenues based on fees paid by permanent customers.

But undoubtedly the main highlight of 2002 was the constant progress made by Terra Lycos towards profitability, as measured by EBITDA (earnings before interest, tax, depreciation and amortisation).

EBITDA is the key metric for measuring operating performance, as it illustrates the Company’s ability to grow its operations in a profitable way, regardless of how it funds this growth and the volume of depreciation and amortisations. For that reason, I would like to underscore the fact that Terra Lycos delivered a strong performance in terms of profitability in 2002, registering a 48%, or €112 million, increase in EBITDA from 2001.

Over the year as a whole, the EBITDA margin improved 14 percentage points to –19%, meeting the forecasts announced to the market.

In this respect, I would point out that since September 2000, when we assumed responsibility for running the Company, Terra Lycos’ EBITDA margin has improved in nine straight quarters, by a total of 58 percentage points, from -71% to -13% in the fourth quarter of 2002.

2002 marked a major step forward for the Company, as we achieved our best ever EBITDA performance. For this, I would like to thank our managers and all our employees for their dedication and hard work, which fed through to a positive performance by revenues in the profitable segments targeted, as we pointed out previously.

Training of virtually all staff in varying degrees of specialisation in the Six Sigma quality and work management methodology, successfully implemented by some of the world’s leading companies, enabled us to improve processes. This, coupled with skilled management, led to cost savings.

Also contributing strongly to these improvements were: the Company’s major reorganisation, which I will discuss later on; the increasing commercial role of our geographical units: the alignment of our efforts in e-commerce; and the improved co-ordination of operations with subsidiaries.

These initiatives come in addition to other ones, of greater or lesser importance, that are also aimed at adapting the Company to the needs of the market and its customers, streamlining internal processes and steadily reducing operating costs.

Our commitment to profitable growth has led us to focus on products and services that are compatible with our targets. As a result, we have been able to generate a higher return on a similar level of revenues and become more efficient by slashing fixed costs (by 13% taking 2001 exchange rates). In other words, by boosting the margin and lowering costs, the EBITDA ratio improved by 14 percentage points in just one year.

Meanwhile, Terra Lycos ended 2002 with one of the strongest cash positions in the industry, providing it with the capacity to fund its operations and explore new business opportunities in order to continue to grow profitably. Thanks to skilled cash management, the Company ended 2002 with net cash in excess of €1.75 million and no debt.

The amount of cash used for funding declined by 25% from 2001, to €337 million. Capex was half the level of the year before and the largest item was hardware and software, which amounted to €59 million. Another €86 million was spent to develop and drive investments already committed with subsidiaries.

As you know, we are open to and interested in carrying out operations that can add value or size to the Company. And we have the financial backing to do so. However, in 2002 there were no opportunities that matched our interests well enough.

Our objectives going forward are still the same, but we will only undertake operations that make a good strategic fit and are economically viable from the outset. This is a rule of prudence I feel we should maintain, above all bearing in mind the recent history of the internet, which we ourselves have suffered, and which, to some extent, has been the cause of the asset write-downs made, which I will explain later on.

While the figures I have just mentioned show that we are on the way up and underscore the Company’s steady improvement, our share price slipped back on all the bourses on which it trades. Admittedly, the overall stock market performance in 2002 was negative, but if we look at the share price performances of our five most direct competitors, three fared worse than we did in the year.

This indicates that our stock performed in line with the sector average and with the leading benchmark indices and that, apart from equity market weakness in general, it is our industry itself that lacks the confidence of investors, who still remember the contradictions of a not-too-distant past.

Therefore, we will have to wait until the market begins pricing in these companies’ diligent management and their positive results before we see share prices at fair levels in the near future. One reason to be encouraged is that Terra Lycos has been one of the best performing stocks in the IBEX-35 index so far in 2003.

Ladies and Gentlemen, I would now like to address a series of initiatives, undertaken in 2002, that I would go as far as to say are essential and critical in shaping Terra Lycos’ operating performance going forward.

Specifically, I wish to talk to you about:

1. – Asset write-downs

2. – Our strategic alliance with Telefónica

3. – Corporate reorganisation, with the creation of the Global Operations Unit and

4. – The main alliances we have entered into.

The first initiative, which should drive the growth and soundness of the company in future, was the write-down of assets made at the end of the year to bring the book value of past investments into line with the current market situation, in a concerted effort at transparency and the use of conservative accounting criteria.

These write-downs, which did not entail any cash outlay, amounted to €1.43 billion and primarily entailed the goodwill arising from acquisitions made in 1999 and 2002. Amortisation of goodwill was €857 million, of which 81% corresponded to Lycos. This figure has been verified by a renowned independent financial advisor. This leaves a pending goodwill charge of €627 million, which we believe is more realistic.

Terra Lycos also reduced its tax credit from €745 million to €292 million. The application of this credit in the balance sheet in future is reasonably assured, but we do not rule out taking full advantage of the recognised tax credit, for which we have a period of 15 years starting from the first year we obtain profits.

This decision led to a net book loss in 2002 of €2.01 billion. However, stripping out the asset write-downs and applying the same percentage tax credit as in 2001, the net result would have been a loss of just €423 million, a 25% improvement on 2001.

This is an exercise of prudence that leaves the Company in a stronger and more realistic position to face the future by adjusting its value to the prevailing situation. This should clearly help us to post a net profit sooner.

The second initiative is the alliance with the Telefónica Group. This replaces and improves upon the one signed previously with Bertelsmann and marks a major milestone for the Company, as it strengthens Terra Lycos’ position in the long term and represents a key element in our Company’s business model. This alliance reinforces the unquestionable synergies existing in the countries where we both have operations and will undoubtedly add value to both companies.

This agreement is in response to the changes undergone by internet businesses, especially the development of broadband and the tailoring of our product and service offering to Telefónica’s specific needs in its markets; quite understandably, these are not the same as Bertelsmann’s.

The strategic alliance with Telefónica is for an initial period of six years, renewable automatically every year from December 2008. It combines strategies and aims to leverage the companies’ strengths to encourage their growth. It also formalises a broad relationship of exclusivity and preference in areas such as connectivity, communications services, content, online advertising and consultancy services.

With this, Terra Lycos is the exclusive provider of internet portals for the Telefónica Group, and as such has access to millions of current and future internet users and the possibility of offering them new products and services as we shall see later. Telefónica guarantees our Company a minimum profit margin of €78.5 million per year. Accordingly, Terra Lycos estimates it will receive around €118 million in revenues from the alliance.

The third main initiative I wish to highlight, as commented on previously, is the start-up of a new organisational structure, the main objective of which is to enhance and speed up the launch of innovative products globally, yet adapted to the inherent features of each market.

In line with this new structure, we would point up the creation of the “Global Operations Unit” which pools all the product-related functions previously overseen by the Company’s different business areas. This Unit aims to leverage the maximum technological and cost synergies deriving from our global presence and help the Company to achieve its overall growth and profitability targets.

To illustrate: with a view to providing value-added communication services, in 2002 we launched Terra Messenger version 3.0, a new instant messaging service already being provided in some of the countries where Terra Lycos operates. This service enables our more than 120 million users to communicate in real time, as well as to interact using other similar platforms.

Our new messenger offers features that are not easily found on the market, such as compatibility with other products or the ability to send short text messages (SMS) to mobile handsets from PCs, new capabilities that will soon be expanded in scope and depth. Terra Messenger marks our first step in real-time communication using latest generation technology, which offers users a guarantee of quality and security that no other system can at present.

Along these same lines, Terra Lycos has recently presented Terra Games, an exclusive videogame website for our customers that combines technological excellence and competition, the most advanced service and broadest offering on the market, catering to the needs of all types of players, from beginners to experts.

Terra’s commitment to on-line games is based on the rapid growth of this market. In Spain alone more than seven-and-a-half million people play videogames and nearly a million now play on-line. Terra Games hopes to achieve a 70% market share within three years.

I have given you just a few examples of the many products and services Terra Lycos offers its customers. However, we are not going to stop here. We also have a huge capacity for technological development within our various centres of excellence dotted around the globe that are working on R&D projects to bring our customers new solutions.

From a more operations-based perspective, and as an example of Terra Lycos’ commitment to satisfying the needs of both its advertisers and users, we are replacing traditional advertising formats with other more innovative ones. Customers can choose from among numerous one-stop, online advertising solutions for companies’ specific marketing objectives.

Technological excellence is at the very heart of our company, and one of our main competitive advantages. You will understand if I do not go into detail about the new products and services we plan to launch in the near future, but I can assure you that they will be innovative and that the aim is always to achieve satisfaction for the customer and profitable growth for the Company.

The fourth initiative, which I believe deserves special mention, because it shows the high level at which Terra Lycos carries out its activities, involves the companies we collaborated or signed commercial, technological or other agreements with in 2002.

It would be a little longwinded to go into detail here about these activities but I will mention one or two, as their names alone indicate the importance of our Company within the international business community, where we continue to enjoy the trust of some of the world’s largest organisations.

In addition to the new deal signed with Telefónica and Bertelsmann, I would also like to mention, among others, the global agreements signed or renewed with such corporate giants as Adidas, BBVA, Disney, IBM, Renault and Unilever; the agreements with Intel and Deutsche Bank in Spain; with Carlink, Embratel and Americanas in Brazil; and with Corporación Interamericana de Entretenimiento in Mexico.

This leads me nicely onto the different markets in which Terra Lycos operates around the world. I shall now talk about key aspects in the United States, Spain, Latin America and a number of other countries.

I would like to begin by making special mention of the US market, which, as you know, is the most important in the world and in which there is a Spanish-speaking segment of close on 40 million potential customers. We have, in that market, one of the best technological teams, which puts us in the privileged position of having access to products which are exportable all around the globe.

Therefore, not only would I like to deny suggestions that we are abandoning that market, but would also like to remind you that we hold an advantageous position in it. A recent report published in December 2002 by the renowned consultancy firm, e-Marketer, shows Terra Lycos is the number-four website in the United States in terms of pay subscribers.

In addition, Media Metrix, the leading internet audience measurement company, once again placed us fourth in January among all US portals, with an audience of over 50 million users, 36.1% of all those who surf the net in that country.

Our technological capacity in the United States, which I referred to earlier, was strengthened in 2002 by the incorporation of GetRelevant technology, which boosts our chances of serving up advertising “a la carte”, strictly in line with our users’ profiles, through which we can offer our advertisers greater added value which they greatly appreciate.

Also, with specific regard to the US market, and as part of our subscription services, we have rolled out products and services which have been extremely well received, such as the new version of HotBot, a search engine which in the first month after its relaunch had 400,000 new unique visitors. We have also signed a number of deals in the US, the most important being with TV company, Fox Sports.

In short, the US is a key market, which, also contributes a great deal of technological value. There is no doubt that after the recent reshaping of our US operations in line with the new situation there, thanks to the latest agreements with Telefónica and Bertelsmann, Lycos Estados Unidos is on the road to profitability.

Let me now move on to talk about the Spanish- and Portuguese speaking market, where we have retained our position as the number-one internet company. Our portal network combines local content and services with a broader, more global offer in addition to continuing to lead the access market.

In Spain, Terra remains the most-visited portal, according to figures from Spain’s General Media Survey, reaching 41.7% of net surfers. 50,000 people visit the financial channel Invertia each month with 4,500 messages being posted on its chat forums each day.

In Latin America, the continuous development of access, and in particular broadband, services, the quality of our range of contents and products, and the solidity of our image, keeps us among the market leaders in the 15 countries where we currently operate. In Brazil, a market of great strategic importance, we already have a 40% share of the broadband access market; and our leadership of the Chilean market, both in broad and narrow band, is another important achievement.

This outstanding position which Terra Lycos enjoys in the Spanish- and Portuguese-speaking market, allows us to offer our customers a very attractive product, and our advertisers the opportunity to establish a direct relationship with the largest internet audience in the region.

Only a company such as ours has the capacity to house over 300 businesses in the region’s portals, or to simultaneously launch in practically the whole of Latin America, Spain and the Spanish-speaking market in the US, coverage of special events such as the Carnival in Brazil or the football World Cup, thereby allowing tens of millions of people who visit our portals to follow them through a multimedia product, designed especially for broadband customers and including a strong interactive component.

On the other hand, as I explained at the last two Annual General Shareholders’ Meetings, we have maintained our presence in European and Asian markets through companies in which we have a shareholding.

As far the European market is concerned, we develop our strategy through Lycos Europe, a company we own along with our partner, Bertelsmann, and in which we work very closely together. This company performed well throughout 2002, with a pan-regional leadership position as far as audience and online advertising market share is concerned, as it moves firmly towards profitability.

In Asia, we have changed the direction of our strategy with the aim of exploiting the value opportunity there. The reorganisation of our presence in Korea and Japan has consisted of divesting ourselves of our direct shareholdings, but keeping hold of our registered trademark and some of our products via third parties, focusing our presence in the Chinese market through our stake, alongside Singapore Telecom, in Lycos Asia.

Let us return to the figures: Terra Lycos forecasts revenues of between €570 million and €620 million in 2003, at the average 2002 exchange rate. Remember that under our new agreement with Telefónica which I mentioned earlier, revenue is distributed over a six-year period compared with three years for the previous agreement with Bertelsmann. Although this could mean a certain reduction in revenue in the short term, in practice more will be generated in the medium and long term.

It is vital to understand that, in addition to contributing total security, it implies higher profitability by guaranteeing a minimum annual margin which removes any uncertainty which may arise; the agreement also offers greater diversity, in geographical, business line and customer terms.

For the year as a whole, we forecast an EBITDA margin of between –8% and –12%. In view of these figures, and without being overly optimistic, as the economic backdrop is sure to remain complex and uncertain, we do not rule out Terra Lycos achieving a positive EBITDA at some time in 2003, with a positive EBIT for 2004 as a whole.

Based on our ongoing commitment to innovation, effectiveness and customer satisfaction, and with the current commercial strategy, we forecast that we will obtain net profit in 2005.

These have been the highlights of a year in which we continued our inexorable advance towards maximising your Company’s profitability. However, I would also like to speak about some other activities, which I have yet to mention, which take us closer to the goals we are trying to achieve, and which will help to maximise our development and provide greater transparency in future.

In the area of social responsibility and with the aim of ensuring we follow the strictest possible corporate ethics, Terra has ended its anonymous personal web page service, in a concerted effort to actively fight against internet crime in general and child pornography in particular. In addition, the portal launched a campaign to encourage users to pass on information about any illegal activity they discover.

Also, I would like to tell you that Terra Lycos has adopted a corporate governance code, which reflects our commitment to adopting best practice as regards management transparency and ethics. It is based on the new Spanish Financial Law and the Sarbanes-Oxley Law in the United States. As you know, both pieces of legislation aim to protect shareholders by establishing mechanisms to prevent the abuse of power by directors and managers, and to provide clear guidelines for directors and employees.

Along these lines, Terra Lycos has established an Internal Code of Conduct that establishes good governance practice with respect to issues related to the securities markets. These are control mechanisms, essentially preventive, aimed at preventing the misuse of privileged information, regulating conflicts of interest and the processing of restricted information and strengthening the monitoring of confidential operations,

At the same time, the Company’s new structure has been adapted to prevailing legislation. I would remind you of the existence of the Audit and Control Committee, whose mission is to ensure the transparency and reliability of the financial and operating reports submitted by the Company to the market.

In sum, these measures have been adopted to maintain the required levels of control so that the operations and balances included in the financial statements are accurately reflected and to strengthen the processes designed to guarantee that the financial information provided is complete and gives a true and fair view of our Company.

To conclude, I would like to say that Terra Lycos has a multi-national and multi-cultural workforce focused on developing effective procedures and parameters by applying the best practice of traditional businesses within a solid framework of Corporate Values. In addition to training in the Six Sigma methodology which I mentioned earlier, our employees also receive training in the best management techniques.

The aim of all the women and men comprising the Company is to garner the trust of our customers and offer them special value so that our services meet their needs, and to continue to improve processes. In conclusion, we only seek to ensure for you the profitable growth of your company.

Ladies and Gentlemen, I have tried to summarise as briefly as possible the events of an entire year for your Company. I hope I was able to get across my belief that based on figures, activities, alliances and results we are moving firmly forwards towards profitability. I have even been able to tell you when we expect Terra Lycos to move out of the red and into the black.

During its short life span, this industry has undergone ups and downs which I would go so far as to say are absurd in the light of conventional business theory.

Here and now we are speaking of a Company with a solid and convincing base, with proven tools and knowledge thanks to our professional experience and with a motivated group of employees who work hard day in and day out. We have our feet firmly on the ground and we remain committed to making Terra Lycos a sector benchmark for products, services and results.

I sincerely hope, trust and wish all of you are willing to remain by our side in these endeavours.

Thank you

ITEM Nº 2.

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

RELEVANT FACT

It is attached hereto the text of the resolutions approved by the General Ordinary Shareholders’ Meeting of Terra Networks S.A. held at “Moll de Barcelona s/n”, (“World Trade Center”), 08039 Barcelona, 2nd April 2003, at 12:00 hours on second call.

Madrid, April 2, 2003

José Francisco Mateu Isturiz
Secretary to the Board of Directors of Terra Networks, S.A.

ORDINARY GENERAL MEETING OF SHAREHOLDERS OF

“TERRA NETWORKS, S.A.”

RESOLUTIONS APPROVED BY

THE GENERAL MEETING OF SHAREHOLDERS

Barcelona, April 2nd 2003

Proposal on point I on the agenda to be submitted to the approval of the shareholders ordinary general meeting

A)	Approval of the Annual Accounts (Balance Sheet, Profit and Loss Accounts and Annual Report) and the Management Reports of Terra Networks, S.A. and its Consolidated Group of Companies for financial year 2002 (ended on 31st December that year), as prepared by the Board of Directors of the Company at its meeting on 25th February 2003, as well as the corporate management by the Board of Directors of Terra Networks, S.A. during that financial year.

In the Individual Accounts, the Balance Sheet on 31st December 2002 records assets and liabilities amounting to the sum of 3.768.673 million euros each, and the Profit and Loss Account at the end of the financial year losses amounting to 2.201.655 million euros.

In the Consolidated Accounts, the Balance Sheet on 31st December 2002 records assets and liabilities amounting to the sum of 3.504.922 million euros each, and the Profit and Loss Account at the end of the financial year losses amounting to 2.008.870 million euros.

B)	To assign the losses from financial year 2002, amounting to 2,201,655 million euros, to the account “Losses from Previous Years”.

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Proposal concerning Point II of the Agenda of the General Meeting of Shareholders: Reelection, ratification and, if appropriate, appointment of Directors.

To ratify and appoint the following Directors, appointed by to-option, for a term of five (5) years, pursuant to the Act and the company By-laws:

–	Mr. Luis Bassat Coen, holder of national identity card number 36.878.821-T, of legal age, a Spanish national, married, domiciled for these purposes at Avda. Josep Tarradellas, nº 123, Barcelona.

–	Mr. Luis Badía Almirall, holder of national identity card number 37.299.019-B, of legal age, married, domiciled for these purposes at Paseo de Gracia, nº 56, Barcelona.

–	Mr. Jose Alfonso Bustamante Bustamante, holder of passport number 1.962.442, of legal age, a Peruvian national, married, domiciled for these purposes at Los Rosales 460, piso 7º, San Isidro. Lima, Peru.

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Proposal on Point III of the Agenda: Appointment of the Accounts Auditor for financial year 2003.

To reappoint the firm “Deloitte & Touche España, S.L.” as Accounts Auditor to verify the Annual Accounts and Management Reports of “Terra Networks, S.A.” and of its Consolidated Group of Companies, for financial year 2003.

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Proposal on Point IV of the Agenda: Authorization to acquire own shares, directly or through Companies in the Group.

A)	To authorize, pursuant to the terms set forth in articles 75 and following of the current Stock Company Act, acquisition, at any time and as many times as deemed fit, by Terra Networks, S.A., either directly or through any subsidiaries over which it is the controlling company—own shares, by purchase, or by any other legal onerous title.

The minimum price or consideration for acquisition shall be equivalent to the face value of the own shares acquired, and the maximum price or consideration for acquisition shall be equivalent of the listed value of the own shares acquired on an official secondary market at the time of acquisition. Notwithstanding the foregoing, the acquisition price of the shares that provides coverage of the Options Schemes approved by the resolutions passed by the General Meetings of Shareholders of Terra Networks, S.A., held on 1st October 1999 and 8th June 2000 shall be (i) the issue price established in the resolution approved as point two of the Agenda of the aforementioned General Meeting of Shareholders of the Company held on 1st October 1999, these being shares held by the Banco Zaragozano or the Caja de Ahorros y Pensiones de Barcelona; and (ii) the price paid by Citibank, N.A. in acquisition of the shares of Lycos Virginia Inc., which would later be exchanged for shares in Terra Networks, S.A., adjusting the exchange rate in relation to the shares held by Citibank, N.A., considering that, in all cases, this price may not be less than 0.14302 US$ nor greater than 39.7093 US$ per share. The shares that may be acquired from those companies and which will not be designated to the present beneficiaries of the Options Schemes approved by the Company, must be presented by the Board of Directors to the General Meeting for amortization.

That authorization is granted for a term of 18 months from the date this Meeting is held, and is expressly subject to the limitation that at no time may the face value of the own shares acquired using this authorization, added to those already held by Terra Networks, S.A. and any other of the controlled subsidiaries, exceed 5 per cent of its stock capital at the time of acquisition, and it must also respect the limitations established to acquire own shares by the Authorities that Regulate the Markets on which Terra Networks, S.A. shares are listed.

It is expressly recorded that the authorization to acquire own shares may be used totally or partially to acquire shares in Terra Networks, S.A. that it must deliver or convey to the administrators or workers of the Company, or companies in the Group, directly, or due to their exercising their option rights, all within the framework of the retribution systems linked to the listed value of the shares in the Company duly approved.

B)	To empower the Board of Directors, on the most ample terms, to exercise the authorization forming the object of this agreement, and to carry out the rest of the provisions contained herein, and said powers may be delegated upon the Board of Directors, in favor of the Delegate Commission, the President of the Bboard of Directors, on the Managing Director or any other person the Board of Directors empowers expressly to that end.

C)	To make void, to the extent not executed, the resolution passed on this matter by the Ordinary General Meeting of Shareholders of the Company, at its meeting held on 9th April 2002, in relation to point V of its Agenda.

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Proposal on point V on the agenda to be submitted to the approval of the shareholders ordinary general meeting

1)	To reduce the share capital by the sum of 13,384,688 euros, with the aim of amortising 6,692,344 own shares purchased in conformity with the provisions contained in article 75 of the Public Limited Companies Act, each share having a par value of two (2) euros.

This capital reduction is carried out charged to the issue premium reserve, and a reserve is proceeded to be endowed for a sum of 13,384,688 euros (amount equal to the par value of the amortised shares) which may only be able to be availed under the same requirements as for the share capital reduction, in accordance with article 167, section 3, of the Public Limited Companies Act. Consequently, by virtue of that stated in said article, company creditors shall not be able to enjoy the right of opposition to which article 166 of the Public Limited Companies Act refers, in relation to the capital reduction that is agreed.

2)	As a consequence of the agreed capital reduction, to modify articles 5 and 6 of the company Articles of Association, which shall read as follows:

“Article 5

The share capital stands at 1,202,935,830 euros and is fully subscribed and paid up.

Article 6

The share capital is divided into 601,467,915 shares, with a par value of two (2) euros each, consisting of a single class and series, represented by means of account entries.

The company shall acknowledge as shareholder any person who appears authorised as such in the entries of the corresponding account records.

All the shares confer the status of partner on their legitimate holder and they attribute to him the rights acknowledged in law and in these Articles of Association. Notwithstanding this, the company shall be able to issue shares without voting rights under the terms and respecting the limits and requirements set down by Law.”

3)	To empower the Board of Directors so that it might decide on those details that have not been expressly determined in the above paragraphs of this resolution and which are a consequence of it, and to adopt the resolutions, carry out the actions and execute public or private documents that are necessary or advisable for the most thorough compliance of this resolution including, by way of illustration only, the publication of the announcements that are required by law, and to make the appropriate requests and communications in order to exclude the amortised shares from being quoted on the stock exchange, with these powers being able to be delegated by the Board of Directors to the Delegate Commission, to the Chairman of the Board and/or to any other person expressly empowered for the purpose.

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Proposal on point VI on the agenda to be submitted to the shareholders ordinary general meeting. By virtue of the foregoing, creation of a new article 19 Bis in the text of the Corporate By-Laws is submitted by the Board of Directors for approval by the General Meeting of Shareholders, drafted as follows:

By virtue of the foregoing, creation of a new article 19 Bis in the text of the Corporate By-Laws is submitted by the Board of Directors for approval by the General Meeting of Shareholders, drafted as follows:

“Article 19 Bis. –

1.	An Auditing and Control Commission will be created within the Board of Directors, formed by a minimum of three and a maximum of five Directors appointed by the Board of Directors. All the members of that Commission must be non-executive Directors.

2.	The President of the Auditing and Control Commission shall be appointed by the Commission itself from among its members, and must be replaced every four years, and may be reelected once the term of one year has elapsed from his severance.

3.	The Auditing and Control Commission shall have at least the following competencies:

(i)	To report, through its President, to the General Meeting of Shareholders on all matters raised at it concerning matters which fall within the competency of the Commission;

(ii)	To propose to the Board of Directors, to be submitted tot he General Meeting of Shareholders, appointment of the Accounts Auditor referred to in article 204 of the Stock

Company Act, as well as, when appropriate, its terms of hiring, the scope of its professional commission and the revocation or renewal of its appointment;

(iii)	To supervise the internal auditing services;

(iv)	To know the financial information process and that of the internal control systems; and

(v)	To liaise with the Accounts Auditor to receive information on matters that may place its independence at risk, and any others related to the process of performing the accounts audit, as well as to receive information and maintain the correspondence foreseen in the accounts auditing laws and technical regulations on auditing with the Accounts Auditor.

4.	The Commission shall thus meet at least once a quarter, and whenever appropriate, when called by the President, by his own decision or in response to the request of two of its members, or the Delegate Commission.

5.	The Auditing and Control Commission shall be validly constituted with direct attendance or representation of at least half of its members; and it shall pass its resolutions by majority of those present. In the event of a draw, the President shall cast the deciding vote.

6.	The Board of Directors may develop and complete the preceding rules in its Regulations, in keeping with the terms set forth in the By-Laws and the Act.”

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Proposal on Point VII of the Agenda: Delegation of powers to formalise, interpret, correct and execute the resolutions passed by the General Meeting of Shareholders.

Sole item. To empower, severally, the Executive President of the Board of Directors and the non-Director Secretary to the Board of Directors, so that either of them may formalize and execute the preceding resolutions, being able to grant to that end the public or private documents that may be necessary or convenient (including those of interpretation, clarification, rectifying errors and correction of defects) for their most exact fulfilment and so they may be registered, to the extend legally required, at the Business Registry or any other Public Registry.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/S/ JOSÉ F. MATEU ISTURIZ

		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors